FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

PE

29 July 2002

LIHIR GOLD LIMITED

c/- Lihir Management Company Pty Limited
Level 7, Pacific Place
Cnr Champion Parade / Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

LIHIR GOLD LIMITED
ARBN 069 803 998
Incorporated in Papua New Guinea

29 July 2002

SECOND QUARTER PRODUCTION AND EXPLORATION REPORT/FINANCIAL RESULTS TO 30 JUNE 2002

HIGHLIGHTS OF THE QUARTER

Production

- **Gold production for the Quarter was 153,769 ounces, giving a Half-year gold production of 301,299 ounces.**

Costs

- **Total Cash Costs for the Quarter were US$213 per ounce (Half year US$217).**
- **Gross Cash Costs for the Quarter were US$248 per ounce (Half year US$237).**

Financial Results

- **Lihir recorded a before-tax profit of US$20.7 million for the Half-year.**
- **Operating cash flow excluding capital and debt service was US$12.7 million.**

Revenue

- **An average cash gold price of US$335 per ounce was realised in the Quarter (Half- year US$326).**

Reserves and Exploration

- **10,654 metres were drilled during the Quarter, with results above expectations.**
- **Drilling exposed the best intersection the project has seen.**

CEO's REVIEW

Commenting on results, the CEO, Alan Roberts said, "I am pleased that we made up production after the First Quarter unscheduled shutdown, to finish back on track at Half-year. Another solid profit result before tax of US$20.7 million was booked.

This Quarter we release the best ever intersection in the many years of exploration at Lihir, and we look forward to the release of a revised reserve statement in September.

We have had a thorough look at our hedge book, and our intention is to roll out less favourably priced positions, which will both increase the average realization price of hedged gold and provide more leverage to the spot gold price in the near term."

OPERATION REVIEW (please refer to the Attachment for the production and cost data)

Production

i. Performance

Variance Report Percentage Change Q2 2002 v Q1 2002	
	Variance
Total Material Moved	(8.2)%
Ore Milled	7.3%
Ore Milled Grade	2.7%
Gold Recovery	0%
Gold Produced	4.2%

ii. Mining

Total material movement of 9,315 for the Quarter was 8% lower than the previous due to high levels of re-handle in pit. Mine maintenance rebuild program continued on schedule.

iii. Process Plant

Gold production in the Quarter was 153,769 oz.

Ore milled (970 kt) made up for throughput lost in the previous Quarter. This throughput was all the more creditable because of the difficult ore encountered in east Minifie.

Autoclave feed (Geho) pumps constrained throughput and capital expenditure to double their capacity was approved.

Construction of the pebble crushing circuit remains on schedule for commissioning in August 2002 during a 10-day plant shutdown.

Health, Safety and Environment

There were four lost time incidents, giving a 12-month rolling Lost Time Incident Frequency Rate of 0.51 per 200,000 hours (A Lost Time Incident is when a person cannot return to normal work duties the following shift.)

There were no reportable environmental incidents.

RESERVES AND EXPLORATION

The reserves development program continued on the Lienetz and Coastal target areas at high production rates. In total, 33 diamond drill holes for 10,654 metres were completed. There were four "blow out protection" rigs, for drilling in geothermal areas, and one standard diamond drill operating towards the end of the Quarter. Drilling had progressed onto the northwest Lienetz / Kapit gap and west Minifie by late June 2002.

Lienetz

In the Lienetz program, 20 holes for 6,819 metres were completed. Assay results from 18 holes were returned, with strong intercepts continuing to be received.
Better results are summarised below and hole locations are shown on page four.

Lienetz

Hole number	Target	From (m)	Downhole Interval (m)	Gold Grade (g Au/t)
DDHL753A	West Lienetz	128	20	4.97
		152	14	341.13
	Including	***156***	***4***	***1162.0***
		166	74	2.28
DDHL786	West Lienetz	142	144	4.37
DDHL788	West Lienetz	152	88	3.62
DDHL789	West Lienetz	134	152	3.88
DDHL794	West Lienetz	208	162	7.41
	Including	***296***	***44***	***9.14***
DDHL797	West Lienetz	170	96	5.70
		286	46	3.79
		368	40	2.12
DDHL798	West Lienetz	88	67	3.71
DDHL798A		154	120	3.15
DDHL799	West Lienetz	72	130	3.88
		302	4	56.53
DDHL901	West Lienetz	114	40	3.71
		184	20	3.14
DDHL902	West Lienetz	92	174	3.02
DDHL903	West Lienetz	112	52	3.15
		190	52	2.28
DDHL905	West Lienetz	50	28	4.29
DDHL907	West Lienetz	184	38	2.65

Cut-off grade 1.6 g Au/t > 6m,
2 m samples, uncut, intersections < 3 g Au/t average <20m not shown

The very high-grade intersection (14m @341gpt Au) in hole 753A corresponds to the central portion of the boiling zone breccia, and is surrounded by a 120m thickness of other mineralisation. This hole is located on the northwest flank of Lienetz and represents a second occurrence of high-grade ore to the NW of the main Lienetz lode. This intersection is the best the project has seen.

Holes 798(A), 799, 901, and 905 were in line with expectations and confirm continuation of the ore system beyond current pit limits in the southern drainage cut area. Strong intersections of high-grade ore at significant thickness were encountered in holes DDHL786, 789,794,797 extending the high-grade core of Lienetz further to the northwest. Holes 907 and 788 have also pushed the northern pit limits at moderate grades.


JUNE QUARTER
DRILL RESULTS
Luise Harbour
Kapit
903
789
N
500m

Harbour Base Zones

Strong results continued to be returned from holes drilled from the Harbour Base stockpile area.

Holes 897, and 898 confirm the continuity of extensive economic grade intersections down dip of the Coastal deposit. Hole 899 confirmed the presence of linking low-grade mineralisation between the Borefields and Coastal zones

Harbour Base Zone

Hole number	Target	From (m)	Downhole Interval (m)	Gold Grade (g Au/t)
DDHL897	Coastal	156	60	3.71
DDHL898	Coastal	160	52	3.00
DDHL899	Coastal	178	22	2.41

Cut-off grade 1.6 g Au/t > 6m,
2 m samples, uncut, intersections< 20m < 2.5 g Au/t average not shown.

FINANCIAL

Costs

Total Cash Costs*				
		Half-Year 2002	**Second Quarter 2002**	**Full Year 2001**
Gross Cash Costs	US$/oz	**237**	248	216
- Deferred mining costs		**(2)**	(2)	(4)
- Inventory adjustments		**(18)**	(33)	9
* Total Cash Costs		**217**	213	221

* Gold Institute Standard

Gross cash costs for the Quarter were high due to the truck fleet overhaul program, and barge and power station maintenance. Nineteen of the 21 trucks have now been overhauled and management focus is on achieving cost reductions from the higher availabilities being achieved.

Gold Revenue

Realised revenues for the Quarter and Year to Date were:

	Second Quarter 2002 (US$/oz)	**Half-Year 2002 (US$/oz)**
Cash Sales	$335	$326
Deferred Hedging Gains / Costs	$18	$20
Total	$353	$346
Average Spot Price	$312	$301

Hedging

Lihir placed 60,000 oz of hedging, all spot deferred's, which will eventually be rolled out into future years as structured products.

At 30 June 2002 Lihir's hedge book amounted to 2.4 million ounces of forwards and put options, which is a reduction of approximately 100,000 ounces from the First Quarter. The following table summarises the hedge book:

Hedging Position

	Spot Deferreds		Forwards		Put Options Bought		Call Options Sold		Call Options Bought	
	Ounces	Price	Ounces	Price	Ounces	Price	Ounces	Price	Ounces	Price
Q3 2002	420,000	$294.04	120,944	$337.33					37,050	$482.19
Q4 2002			118,875	$369.92					37,050	$485.63
Total 2002	**420,000**	**$294.04**	**239,819**	**$353.49**	**0**	**$0.00**	**0**	**$0.00**	**74,100**	**$483.91**
2003			440,000	$319.89						
2004			448,080	$310.16	20,000	$335.00	20,000	$365.00		
2005			363,021	$320.67	95,000	$320.39	95,000	$326.71		
2006			185,000	$318.73	39,000	$325.26	39,000	$336.74		
2007			20,000	$335.00	96,000	$319.17	96,000	$319.08		
2008			0	$0.00	40,000	$335.00	20,000	$365.00		
	420,000	**$294.04**	**1,695,921**	**$322.29**	**290,000**	**$323.66**	**270,000**	**$331.12**	**74,100**	**$483.91**

The mark to market value at 30 June 2002 was negative US$33 million using a spot price of US$318.50 per ounce.

Gold ounces hedged are approximately 16% of gold reserves.

OUTLOOK

The drilling program will continue into the northwest extension of Lienetz, towards Kapit. A revised reserve statement that will be released in September 2002 will include drilling results from October 2001 to the end of July 2002.

In the process plant, a 10-day total plant shutdown is scheduled for August 2002 to tie in the pebble crusher and carry out other maintenance work.

In light of the improved gold price environment the Board has reviewed the Company's hedging policy. The principle of having sufficient hedging in place to cover operating, sustaining capital and debt repayment costs is sound and guarantees that the Company will remain financially robust at all times. However, within this overriding objective, there are opportunities to roll forward some of the less favourably priced positions, which will have the dual advantages of increasing leverage to higher spot gold prices while increasing the average realization price of the hedged positions.

Over the period ahead, the book will be restructured so that the weighted combination of a pessimistic gold price and hedged gold will cover costs, with the caveats that the level of hedged ounces shall not be less than 20% of production in any given year, and the Company will work towards a position that the percentage of reserves hedged moves from the current 16% to 12%.

The best indication of gold production for 2002 is the production profile of 630,000 ounces issued at the start of the year.

Contact for Investor Information
Rod Antal
Manager – Corporate, Safety and Investor Relations
Tel: +61 0402 89 3229
Fax: +675 9864 018
E-mail: rpa@lihir.com.pg
Website: www.lihir.com.pg

Shareholder enquires
Matters related to number of shares held, changes of address should be directed to:
Computershare Investor Services
Centre Plaza One
Level 27
345 Queen Street
Brisbane
Queensland 4000
Tel: +61 7 3237 2102
Fax: +61 7 3229 9860
E-mail: mark.casey@computershare.com.au

ADR Depositary:
The Bank of New York
101 Barclay St 22 West
New York 10286
Tel: +1 212 815 3874

Production and Financial Data

		First Half 2002	Second Quarter 2002	First Quarter 2002	Fourth Quarter 2001	First Half 2001
Mine						
Ore mined	Kt	**4,698**	2,058	2,640	1,517	4,530
Material moved	Kt	**19,470**	9,315	10,155	8,607	16,317
Processing						
Ore milled	Kt	**1,873**	970	904	827	1,826
Grade	g Au/t	**5.58**	5.64	5.49	5.43	6.62
Recovery	%	**89.9**	89.6	90.1	88.1	91.4
Gold poured	Oz	**301,299**	153,769	147,530	123,387	346,794
Revenue/Costs						
Gold Sold	Oz	**299,284**	162,065	137,219	122,340	337,377
Average cash price received	US$/oz	**326**	335	314	327	305
Average price received including deferred hedging gains / costs	US$/oz	**346**	353	336	385	346
Gross cash cost	US$/oz	**237**	248	227	303	193
- deferred mining costs		**(2)**	(2)	(2)	(22)	2
- inventory adjustments		**(18)**	(33)	(3)	8	10
Total cash costs		**217**	213	222	289	205
- depreciation and amortisation		**45**	41	48	62	50
Total production costs		**262**	254	270	351	255

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

LIHIR GOLD LIMITED

By: ______________________

for Name: Rod Antal

Title: Company Secretary